News

HEARST CORPORATION PROPOSES TO ACQUIRE PUBLIC MINORITY STAKE IN HEARST-ARGYLE TELEVISION

Proposed Price of $23.50 in Cash per Share for 27% Public Stake

NEW YORK, August 24, 2007—Hearst Corporation announced today that it intends to make a tender offer for all of the outstanding shares of Hearst-Argyle Television, Inc. Series A Common Stock (NYSE: HTV) not owned by Hearst Corporation for $23.50 per share in cash. The offer price represents a premium of approximately 15% over the closing price of the Series A Common Stock on August 23, 2007 as well as the average closing price for the last four weeks. The transaction will be implemented through a cash tender offer made for the publicly held Hearst-Argyle Television shares, followed by a cash merger at the same per share price paid in the tender offer.

Hearst Corporation currently owns approximately 52% of the outstanding Series A Common Stock and 100% of the Series B Common Stock, representing in the aggregate approximately 73% of both the outstanding equity and general voting power of Hearst-Argyle Television. The aggregate consideration payable under the proposal for the public stake is approximately $600 million. Following the transaction, Hearst-Argyle Television would become a wholly owned subsidiary of Hearst Corporation.

ABOUT THE TENDER OFFER

The offer will be irrevocably conditioned upon the tender of a majority of the outstanding shares of Series A Common Stock not held by Hearst Corporation and certain related persons. Unless waived, the offer will also be conditioned upon, among other things, Hearst Corporation owning at least 90% of the outstanding Hearst-Argyle Television shares as a result of the offer or otherwise. In addition, assuming the offer is completed and Hearst Corporation owns at least 90% of the outstanding shares, it will promptly complete a “short-form” merger to acquire the remaining shares at the same price paid in the offer. The offer will not be conditioned on Hearst Corporation obtaining any financing.

Hearst Corporation expects to commence the tender offer in early September 2007. Offering materials will be mailed to Hearst-Argyle Television stockholders and Hearst Corporation will file all necessary information with the United States Securities and Exchange Commission. The commencement and completion of the tender offer and, if the tender offer is completed, the consummation of the merger, do not require any approval by Hearst-Argyle Television’s board of directors and Hearst Corporation has not asked Hearst-Argyle Television’s board of directors to approve the tender offer or the merger. Under applicable law, Hearst-Argyle Television is required to file with the SEC a statement as to its position on the offer as well as other required information within 10 business days of the date on which the offer is commenced.

A copy of the letter Hearst Corporation sent to Hearst-Argyle Television’s board of directors is attached to this press release.

Lazard Freres & Co. LLC is acting as financial advisor to Hearst Corporation in connection with the offer.

ABOUT HEARST CORPORATION

Hearst Corporation’s (www.hearst.com) major interests include 12 daily and 31 weekly newspapers, including the Houston Chronicle, San Francisco Chronicle, and Albany Times Union; nearly 200 magazines around the world, including Cosmopolitan and O, The Oprah Magazine; 29 television stations through Hearst-Argyle Television which reach a combined 18% of U.S. viewers; ownership in leading cable networks, including Lifetime, A&E, The History Channel and ESPN; as well as business publishing, including a joint venture interest in Fitch Ratings; Internet businesses, television production, newspaper features distribution and real estate.

NOTICE FOR HEARST-ARGYLE TELEVISION STOCKHOLDERS

Hearst-Argyle Television stockholders and other interested parties are urged to read Hearst Corporation’s tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information. Hearst-Argyle Television stockholders will be able to receive such documents free of charge at the SEC’s Web site, www.sec.gov, or from Hearst Corporation’s Web site, www.hearst.com.

FORWARD-LOOKING STATEMENTS WARNING

This news release contains forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. The statements are based upon Hearst Corporation’s current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. There can be no assurances that any transaction will be consummated. Actual results could differ materially from what is expressed or forecasted in this news release. Some of the relevant risk factors are discussed in Hearst-Argyle Television’s Annual Reports on Form 10-K and other reports that have been filed by Hearst-Argyle Television with the SEC. Hearst Corporation disclaims any obligation to update or revise the information in this news release based on new information or otherwise.

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Contact: Paul J. Luthringer, Hearst Corporation, 212-649-2540, pluthringer@hearst.com

[Hearst Corporation]

August 24, 2007

Board of Directors

Hearst-Argyle Television, Inc.

300 West 57th Street

New York, New York 10019

Ladies and Gentlemen:

We are pleased to offer to acquire all of the outstanding shares of Hearst-Argyle Television, Inc. Series A Common Stock that are not currently owned by us at a purchase price of $23.50 per share in cash.

We believe that our offer is fair to the public stockholders of Hearst-Argyle. This offer represents a premium of approximately 15% over the closing price of the shares of Series A Common Stock on August 23, 2007 as well as the average closing price for the last four weeks. Recent events in the capital markets have placed a meaningful premium on liquidity, and we believe this offer is fair to Hearst-Argyle's public stockholders because, among other things, it provides immediate liquidity at an attractive premium to market.

The competitive demands of the TV broadcasting industry and changes in the broader media industry, when balanced against the pressures on a public company to deliver short-term results, have convinced us that private ownership of Hearst-Argyle is desirable and will assist Hearst-Argyle in attaining its strategic and business objectives. At the time Hearst invested in Hearst-Argyle, we believed the availability of a public currency would enable Hearst-Argyle to grow through acquisitions, and the transaction where Hearst-Argyle acquired the Pulitzer stations would not have been possible without a public currency. The landscape has changed since that time, and we now believe that Hearst-Argyle should be privately owned.

We intend to structure the transaction as a cash tender offer made directly to the holders of Series A Common Stock. Under federal securities law, you will be required to consider the offer and communicate with the holders of Series A Common Stock concerning your views regarding the offer. We expect that you will form a special committee of independent directors to consider our offer and make a recommendation to Hearst-Argyle’s stockholders regarding the offer. Our directors and executive officers who sit on your board will support the creation of a special committee. We expect the special committee will retain its own legal and financial advisors to help it consider its position with respect to this offer. We intend to file the offering materials with the Securities and Exchange Commission and commence the tender offer in early September. This will give you sufficient time to form a special committee and for the committee to hire advisors and begin its analysis. We believe that by proceeding with a tender offer the public stockholders will be able to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.

Our proposal is not conditioned upon the special committee recommending or approving the offer.

The tender offer will be irrevocably conditioned upon the tender of a majority of the shares not owned by us and certain persons related to us. Unless waived, the offer also will be conditioned upon, among other things, our owning at least 90% of the outstanding Hearst-Argyle shares as a result of the offer or otherwise. In addition, assuming the offer is completed and we own at least 90% of the then outstanding shares, we will promptly complete a "short-form" merger to acquire any remaining shares at the same per share paid in the offer. If necessary to achieve 90% ownership, we will convert our existing holdings of Hearst-Argyle securities. There will be no financing contingency associated with the tender offer.

Please be aware that we are only interested in acquiring the shares of Hearst-Argyle that we do not already own and are not interested in selling any of our interests in Hearst-Argyle.

A copy of the press release announcing the tender offer is attached for your information. We expect to make this release public later today. Please call me if you have any questions concerning our offer.

All good wishes,

Sincerely yours,

/s/ Victor F. Ganzi

Victor F. Ganzi

Enclosure